UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                  SCHEDULE 13D
                                 (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                                 Mangosoft, Inc.
                                ----------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    562716209
                     ---------------------------------------
                                 (CUSIP Number)


                                Steven A. Meetre
                               Proskauer Rose LLP
                                  1585 Broadway
                            New York, New York 10036
                                  212-969-3000
-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  July 23, 2003
                 ----------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)-1(f) or 13(d)- 1(g), check the following box [ ].

                                            SCHEDULE 13D

---------------------
CUSIP No. 562716209
---------------------


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Selig Zises
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*
     PF


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.

________________________________________________________________________________
               7    SOLE VOTING POWER
                    122,097
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY        0

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                    122,097
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH            0


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     122,097

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.13%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________

                            Statement on Schedule 13D
                             Pursuant to Rule 13d-1
                                    under the
                   Securities Exchange Act of 1934, as amended


Item 1.   Security and Issuer.

     This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.001 per share (the "Common Stock") and Series B Convertible Preferred Stock, par value $0.001 per share (the "Series B Preferred Stock"), of MangoSoft, Inc., a Delaware corporation ("MangoSoft"). The principal executive offices of MangoSoft are located at 12 Pine Street Extension, New Hampshire 03060.

Item 2.  Identity and Background.

     (a)-(c) and (f) This Statement is being filed by Selig Zises ("Mr. Zises"), a natural person who is a U.S. Citizen. Mr. Zises is engaged primarily in the business of investing. The principal office and business address of Mr. Zises is Venture Management, 988 5th Avenue, 9th Floor, New York, New York 10021.

     (d) and (e) During the last five years, Mr. Zises (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     The source of funds used to purchase the Series B Preferred Stock is from the personal funds of Mr. Zises.

Item 4.  Purpose of Transaction.

     On July 23, 2003, Mr. Zises purchased from MangoSoft 10,000 shares of Series B Preferred Stock for $2.50 per share. Each share of Series B Preferred Stock is convertible into one share of Common Stock, however the holders of Series B Preferred Stock are entitled to 25 votes per share of Series B Preferred Stock held on any matter as to which holders of Common Stock are entitled to vote. A significant asset of MangoSoft are pending patent infringement claims against specified major software and hardware developers and distributors. The purpose of the transaction to which this Statement relates is to give majority voting control respecting the Common Stock to Mr. Zises and his brother, Jay Zises, each of whom has a long and supportive affiliation with MangoSoft, to prevent a defendant in the litigations from making a tender offer for or otherwise acquiring a majority of the outstanding Common Stock at current market value, which value represents substantially less than the damages claimed by MangoSoft in the litigations, for the purpose of gaining control of these litigations to the detriment of MangoSoft and its stockholders.

     A copy of the Certificate of Designation of the Series B Preferred Stock is filed as an exhibit to MangoSoft's Form 8-K, filed July 24, 2003, and is incorporated by reference herein.

     Mr. Zises has no plans or proposals which relate to or which would result in or relate to any of the actions specified in paragraphs (a) through (j) of
Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     (a) As a result of the issuance of the Series B Preferred Stock, Mr. Zises may be deemed to be the beneficial owner of 122,097 shares of Common Stock, which represents approximately 12.13% of the shares of Common Stock outstanding as of July 23, 2003.

     (b) Mr. Zises would have, upon conversion of the shares of Series B Preferred Stock acquired, the sole power to vote, or to direct the vote of, and the sole power to dispose, or to direct the direct the disposition of, an aggregate of 122,097 shares of Common Stock, representing approximately 12.13% of the outstanding shares of Common Stock.

     (c) Except as noted above, Mr. Zises did not effect any transactions in the Common Stock during the past 60 days.

     (d) and (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     Other than as described in Item 4 above, to the knowledge of Mr. Zises, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such person and any person with respect to any securities of MangoSoft.

Item 7.  Material to be Filed as Exhibits.

       Exhibit No.         Description
       -----------         -----------

          99.1 Certificate of Designation of Series A Convertible Preferred Stock,incorporated herein by reference to
                           Exhibit 99.1 of MangoSoft's Form 8-K filed with the SEC on July 24, 2003.

                                    SIGNATURE


     After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.


Dated July 23, 2003



                                                     /s/ Selig Zises
                                                     ---------------
                                                     Selig Zises